Exhibit 1

VISTA
ENERGY FOR TOMORROW

2021

Full Year and 4th Quarter Results

Mexico City, February 22, 2022
NYSE: VIST
BMV: VISTA

2021 Full Year and 4th Quarter Results Mexico City, February 22, 2022 NYSE: VIST BMV: VISTA

Vista full year 2021 results and fourth quarter 2021 results

February 22, 2022, Mexico City, Mexico

Vista Oil & Gas, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST in the New York Stock Exchange; BMV: VISTA in the Mexican Stock Exchange), reported today financial and operational results for full year 2021 and Q4 2021.

Full year 2021 highlights:

•

During 2021, the Company completed and tied-in five 4-well pads (#6 to #10) in Bajada del Palo Oeste. This added 20 new wells on production, in line with guidance, increasing the total number of wells on production in the block to 40 at year-end. Total shale production in 2021 was 23,353 boe/d, out of which 23,225 boe/d corresponds to the shale production of Bajada del Palo Oeste, which reached 28.1 Mboe/d on December 31, 2021.

•

Total proved reserves as of December 31, 2021, totaled 181.6 MMboe, a 42% increase compared to 128.1 MMboe as of December 31, 2020. The increase was mainly driven by strong performance in Bajada del Palo Oeste. The implied reserves replacement ratio was 477%, while the oil reserves replacement ratio was 519%.

•

During 2021, total production was 38,845 boe/d, composed of 30,359 bbl/d of oil, representing 78% of the total production, 1.27 MMm3/d of natural gas, representing 21% of the total production, and 475 boe/d of NGL, representing the remaining 1%. Total production in 2021 increased 46% vis-à-vis 2020.

•	During 2021, the Company reduced scope 1 and 2 GHG emissions by 14%, implying a reduction in intensity of 39% to 24.1 kgCO2/boe. Vista also established its ambition to become net zero in 2026.

•	During 2021, the average realized crude oil price was 54.9 $/bbl, a 48% increase compared to 2020. The average realized natural gas price for 2021 was 3.2 $/MMbtu, 56% higher than 2020.

•

Total revenues during 2021 were 652.2 $MM, a 138% increase compared to 273.9 $MM during 2020. The increase was mainly driven by higher realized prices and higher production. In the same period, we exported 3,054.4 Mbbl of oil, representing 182.2 $MM.

•

Lifting cost (1) in 2021 was 7.4 $/boe, representing a 18% decrease compared to the average lifting cost per boe in 2020, as the incremental production from Bajada del Palo Oeste, with low marginal cost, continues to dilute the fixed cost base of the Company.

•

Adjusted EBITDA for 2021 was 380.1 $MM, resulting in an Adjusted EBITDA margin of 58%. Such figure represents a 298% increase compared to an Adjusted EBITDA of 95.6 $MM during 2020, driven by higher revenues and lower lifting cost per boe.

•

Total CAPEX for 2021 was 324.1 $MM, of which approximately 220.0 $MM were invested in the Company’s shale oil developments, 26.9 $MM in conventional blocks and 77.0 $MM in facilities and other projects.

•

In 2021, the Company recorded a positive free cash flow of 105.9 $MM. Cash flow generated by operating activities was 401.4 $MM, while cash flow used in investing activities reached 295.5 $MM for the year. Cash flow generated by financing activities totaled 6.1 $MM, mainly driven by proceeds from borrowings of 358.1 $MM, payments of capital of 284.7 $MM and interest payments of 54.6 $MM.

•	Cash at the end of 2021 was 315.0 $MM. Gross debt totaled 611.0 $MM as of year-end, resulting in a net debt of 296.0 $MM and a net leverage ratio of 0.8x Adj. EBTIDA.

•

Adjusted Net Income during 2021 totaled 78.5 $MM, compared to a loss of 115.1 $MM during 2020, mainly driven by a higher Adjusted EBITDA and partially offset by higher income tax expense, and higher depreciation, depletion and amortization. Adjusted EPS was 0.89 $/share in 2021, compared to (1.32) $/share in 2020.

Q4 2021 highlights:

•

Q4 2021 total production was 41,064 boe/d, a 34% increase compared to Q4 2020, mainly driven by production growth in Bajada del Palo Oeste. Oil production in Q4 2021 increased 41% y-o-y to 32,436 bbl/d.

•	In Q4 2021, shale wells contributed production of 25,699 boe/d, of which 98% corresponds to shale oil wells in Bajada del Palo Oeste, where the Company tied-in 20 new wells in 5 pads during the year.

•

Revenues in Q4 2021 were 196.0 $MM, 146% above the 79.5 $MM generated in Q4 2020, driven by an increase in production and realized prices. In Q4 2021, 33% of oil sales volumes were exported (995.6 Mbbl of oil and 70.5 $MM in revenues).

•	In Q4 2021, the average realized crude oil price was 60.6 $/bbl, a 6% increase compared to the average realized crude oil price of Q3 2021 and a 51% increase compared to Q4 2020.

•

Realized natural gas price for Q4 2021 was 2.7 $/MMBTU, resulting in a 70% increase y-o-y driven by Plan Gas summer prices of 2.7 $/boe, applicable to approximately 70% of total natural gas volumes, and an increase in industrial prices from 1.2 to 2.7 $/MMBTU.

•

Lifting cost (1) in Q4 2021 was 7.5 $/boe, representing a 7% decrease compared to the average lifting cost per boe of Q4 2020, as incremental production from Bajada del Palo Oeste with low marginal cost continues to dilute the fixed cost base of the Company.

•

Adjusted EBITDA for Q4 2021 was 116.5 $MM, a sequential increase of 13% and a 224% increase compared to Q4 2020, driven by the increase in revenues amid flat lifting costs. Adjusted EBITDA margin was 59%, 14p.p. above the Adjusted EBITDA margin of Q4 2020.

•

In Q4 2021, CAPEX was 97.3 $MM, reflecting the completion of the fifth pad for the year in Bajada del Palo Oeste (pad #10). This pad was tied-in in late December, with 54 average completion stages per well and an average lateral length of 2,854 meters per well.

•

In Q4 2021, the Company recorded a positive free cash flow of 62.8 $MM. Cash flow generated by operating activities was 138.8 $MM, while cash flow used in investing activities reached 76.0 $MM for the quarter. Cash flow used in financing activities totaled 13.5 $MM, mainly driven by interest payments of 3.8 $MM and debt repayments of 1.6 $MM.

•

Adjusted Net Income during Q4 2021 totaled 35.4 $MM, compared to a loss of 21.6 $MM during Q4 2020, mainly driven by a higher Adjusted EBITDA and partially offset by current income tax expense. Adjusted EPS was 0.40 $/share in Q4 2021, compared to (0.25) $/share in Q4 2020.

(1)	Excludes 50% non-operated interest in Aguada Federal and Bandurria Norte

Vista FY 2021 and Q4 2021 results

P1 Reserves

Proved (“P1”) reserves as of December 31, 2021, were 181.6 MMboe, a 42% increase year-over-year. P1 reserves additions totaled 67.6 MMboe, implying a reserves replacement ratio of 477%. The proved oil and gas reserves in Vista’s flagship Bajada del Palo Oeste project were estimated at 155.0 MMboe.

The table below shows the certified P1 reserves breakdown:

Proved reserves breakdown by type (MMboe)	2021	2020	▲ y/y (MMboe)	▲ y/y (%)
Proved developed reserves	64.7	53.3	11.4	21%
Oil	48.5	37.8	10.7	28%
Natural Gas	16.2	15.5	0.7	5%
Proved undeveloped reserves	116.9	74.9	42.0	56%
Oil	98.1	61.7	36.4	59%
Natural Gas	18.8	13.2	5.6	43%

Total proved reserves	181.6	128.1	53.5	42%

Considering a total production of 14.2 MMboe for 2021, the implied P1 reserves life was 12.8 years, as shown below:

Proved reserves reconciliation	Oil (MMbbl) (1)	Natural Gas (MMboe)	Total (MMboe)
Proved reserves YE 2020	99.5	28.6	128.1
(-) Production	(11.3)	(2.9)	(14.2)
(+) Additions	58.4	9.3	67.6

Proved reserves YE 2021	146.6	35.0	181.6

Reserves replacement ratio	519%	317%	477%

Reserves life (years)	13.0	12.0	12.8

The table below shows the certified P1 reserves breakdown by concession:

Proved reserves by concession	Oil (MMbbl) (1)	Natural Gas (MMboe)	Total (MMboe)
Bajada del Palo Oeste	128.4	26.6	155.0
Bajada del Palo Este	1.4	1.1	2.5
Charco del Palenque	0.8	0.1	0.9
Coirón Amargo Norte	0.7	0.1	0.8
Entre Lomas Rio Negro	3.8	3.6	7.4
Entre Lomas Neuquén	1.5	0.7	2.3
Jagüel de los Machos	2.7	0.8	3.5
Jarilla Quemada	0.0	0.1	0.1
25 de Mayo–Medanito Sudeste	3.8	0.2	4.0
Acambuco	0.1	0.5	0.6
Aguada Federal	0.0	0.0	0.0
Bandurria Norte	0.0	0.0	0.0
CS-01	3.4	1.1	4.5

Total proved reserves	146.6	35.0	181.6

(1)	Oil includes crude oil and condensate and NGL; NGLs represent less than 1% of total reserves of the Company

The certified P1 oil and gas reserves in Bajada del Palo Oeste were 155.0 MMboe as of December 31, 2021, a 57% increase with respect to year-end 2020. The increase was mainly driven by new well activity and strong results in well productivity, as the Company tied-in 20 new wells during 2021. This led to the addition of 52 P1 shale oil well locations in Bajada del Palo Oeste, resulting in a total of 134 booked P1 locations. Proved additions in the block totaled 46.8 MMboe. The Company has identified up to 550 new well locations in the block and has drilled and tied-in 40 shale oil wells since the start of the project in 2018.

Certified P1 reserves in block CS-01, located in Tabasco, Mexico, were 4.5 MMboe as of December 31, 2021, up from 0.2 MMboe at year-end 2020. The P1 reserves additions were supported by an integrated study that led to the approval of the Field Development Plan by the Comisión Nacional de Hidrocarburos on April 8, 2021. Such plan contains 23 P1 locations. The additions were also driven by the increase in the working interest the Company holds in the block, from 50% to 100%, which took place on August 16, 2021.

P1 reserves valuation

In accordance with the regulations set forth by the United States Securities and Exchange Commission (“SEC”), future net cash flows were calculated by applying current prices of oil and gas reserves (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil and gas reserves as of the date reported, less the estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves. Future net cash flows were then discounted using a factor of 10% per annum.

For the Argentine assets, the proved reserves as of December 31, 2021, were calculated with a price of 54.9 $/bbl for oil, 26.7 $/boe for LPG and 3.92 $/Mcf for natural gas, compared to 42.0 $/bbl, 19.2 $/boe and 2.81 $/Mcf, respectively, as of December 31, 2020. These prices are assumed flat for the entire valuation in accordance with SEC regulations. The estimated certified future net cash flows attributable to Vista’s interests in the P1 reserves, as of December 31, 2021, of the properties located in Argentina, evaluated using the regulations established by the SEC, are summarized as follows:

Future net cash flows (Cumulative $MM)	Undiscounted	Discounted at 10% p.a.
Proved developed	2,072.7	832.3
Proved undeveloped	1,069.2	680.0

Total proved	3,141.9	1,512.3

For CS-01 block, the proved reserves as of December 31, 2021, were calculated with a price of 58.7 $/bbl for oil, and 3.18 $/Mcf for natural gas. These prices are assumed flat for the entire valuation in accordance with SEC regulations. The estimated future net cash flows attributable to Vista’s interests in the proved reserves, as of December 31, 2021, of the CS-01, using the regulations established by the SEC are summarized as follows:

Future net cash flows (Cumulative $MM)	Undiscounted	Discounted at 10% p.a.
Total proved	63.5	24.4

The information included regarding estimated quantities of proved reserves is derived from estimates of the proved reserves as of December 31, 2021, from the report dated January 28, 2022, prepared by DeGolyer and MacNaughton for Vista’s concessions located in Argentina, and the report dated February 8, 2022, prepared by Netherland Sewell & Associates for Vista’s concessions located in Mexico.

Production

Total average net daily production

	Q4-21	Q3-21	Q4-20	▲ y/y	▲ q/q	2021	2020	▲ y/y
Total (boe/d)	41,064	40,267	30,648	34%	2%	38,845	26,594	46%
Oil (bbl/d)	32,436	30,954	23,056	41%	5%	30,359	18,324	66%
Natural Gas (MMm3/d)	1.29	1.40	1.12	15%	(8)%	1.27	1.22	4%
NGL (bbl/d)	524	519	518	1%	1%	475	589	(19)%

Average daily production during Q4 2021 was 41,064 boe/d, comprised of 32,436 bbl/d of oil, representing 79% of total production, 1.29 MMm3/d of natural gas and 524 boe/d of NGL. Total shale production was 25,699 boe/d, of which 98% corresponds to shale oil wells in Bajada del Palo Oeste.

Q4 2021 Average net daily production by asset

	Interest	Oil (bbl/d)	Natural Gas (MMm3/d)	NGL (bbl/d)	Total (boe/d)	% Total daily average

Net production per concession		32,436	1.29	524	41,064	100%

Entre Lomas	100%	3,448	0.21	454	5,214	13%
Bajada del Palo Este	100%	437	0.07	59	967	2%
Bajada del Palo Oeste (conventional)	100%	620	0.24	—	2,115	5%
Bajada del Palo Oeste (shale)	100%	21,756	0.56	—	25,262	62%
Agua Amarga	100%	243	0.03	12	458	1%
25 de Mayo-Medanito	100%	2,372	0.03	—	2,540	6%
Jagüel de los Machos	100%	2,400	0.12	—	3,151	8%
Coirón Amargo Norte	84.6%	231	0.00	—	232	1%
Águila Mora (shale)	90%	—	0.00	—	—	0%
Acambuco (non-operated)	1.5%	17	0.02	—	151	0%
Aguada Federal (Shale) (1)	100%	391	0.01	—	436	1%
Bandurria Norte (Shale) (1)	100%	—	—	—	—	—
CS-01 – (México)	100%	523	0.00	—	538	1%

(1)	The Company acquired an additional 50% on January 17, 2022. As of such date it is the operator and sole concession holder.

Revenues

Total revenues per product

Revenues per product - in $MM	Q4-21	Q3-21	Q4-20	▲ y/y	▲ q/q	2021	2020	▲ y/y

Total	196.0	175.0	79.5	146%	12%	652.2	273.9	138%
Oil	182.1	153.9	72.5	151%	18%	593.1	236.6	151%
Export market	70.5	32.2	11.8	499%	119%	182.2	94.9	92%
Domestic market	111.5	121.8	60.7	84%	(8)%	410.9	141.7	190%
Natural Gas	12.2	19.7	6.2	97%	(38)%	54.3	33.6	62%
NGL	1.7	1.4	0.9	94%	19%	4.8	3.8	28%

Average Realized Prices

Product	Q4-21	Q3-21	Q4-20	▲ y/y	▲ q/q	2021	2020	▲ y/y

Oil ($/bbl)	60.6	57.0	40.1	51%	6%	54.9	37.2	48%
Natural Gas ($/MMBTU)	2.7	4.1	1.6	70%	(34)%	3.2	2.0	56%
NGL ($/tn)	407	341	212	92%	19%	312	205	52%

During Q4 2021, total revenues were 196.0 $MM, 146% higher than Q4 2020 and 12% higher q-o-q, mostly driven by crude oil revenues.

Crude oil revenues in Q4 2021 totaled 182.1 $MM (including 1.0 $MM from Aguada Federal and BandurriaNorte), representing 93% of total revenues, a 151% increase compared to Q4 2020, mainly driven by the boost in shale oil production from Bajada del Palo Oeste and higher realized oil prices. During Q4 2021, the Company exported 33% of crude oil sales volumes, while the remaining 67% was sold to domestic refineries in Argentina. Total oil sales volumes during Q4 2021 were 2,988 Mbbl(1). Average realized oil price was 60.6 $/bbl, 51% above Q4 2020 and 6% above Q3 2021.

Natural gas revenues in Q4 2021 were 12.2 $MM, representing 6% of total revenues. The realized natural gas price for the quarter was 2.7 $/MMBTU, a 70% increase compared to Q4 2020, boosted by the Plan Gas summer price of 2.7 $/MMBTU. Sales to distribution companies and CNG clients represented 22% of total natural gas sales, with an average price of 2.8 $/MMBTU, while sales to power generation segment represented 41% of natural gas sales, at an average price of 2.7 $/MMBTU. The remaining 36% of natural gas sales were made to industrial clients at an average realized price of 2.7 $/MMBTU, a 131% increase compared to Q4 2020.

NGL sales were 1.7 $MM during Q4 2021, representing 1% of total sales. NGL average price was 407 $/tn.

(1) Excludes 50% non-operated interest in Aguada Federal and Bandurria Norte.

Lifting Cost

	Q4-21	Q3-21	Q4-20	▲ y/y	▲ q/q	2021	2020	▲ y/y

Excluding AF and BN (2)
Total lifting cost ($/boe)	7.5	7.3	8.0	(7)%	2%	7.4	9.0	(18)%
Total lifting cost ($MM)	27.9	27.2	22.6	24%	3%	104.7	88.0	19%
Including AF and BN
Total lifting cost ($/boe)	8.0	7.3	8.0	0%	9%	7.6	9.0	(16)%
Total lifting cost ($MM)	30.3	27.2	22.6	34%	11%	107.1	88.0	22%

(2)	Excludes 50% non-operated interest in Aguada Federal and Bandurria Norte

Excluding the 50% non-operated interest in Aguada Federal and Bandurria Norte, lifting cost during Q4 2021 was 27.9 $MM, a 24% increase y-o-y, primarily driven by increasing oilfield activity and production. Lifting cost per boe in Q4 2021 decreased by 7% y-o-y to 7.5 $/boe, as incremental production from Bajada del Palo Oeste with low marginal cost continues to dilute the Company’s fixed cost base.

Including the 50% non-operated interest in Aguada Federal and Bandurria Norte, lifting cost in Q4 2021 remained flat y-o-y at 8 $/boe.

Adjusted EBITDA

Adjusted EBITDA reconciliation ($MM)	Q4-21	Q3-21	Q4-20	▲ y	▲ q	2021	2020	▲ y
Net (loss) / profit for the period	35.6	4.7	(13.8)	49	(45)	50.7	(102.7)	153

(+) Income tax (expense) / benefit	36.2	35.3	(17.4)	54	(18)	102.1	(10.1)	112
(+) Financial results, net	10.3	24.1	13.4	(3)	27	57.8	42.9	15

Operating profit	82.0	64.1	(17.8)	100	(36)	210.6	(70.0)	281

(+) Depreciation, depletion and amortization	46.9	48.7	44.9	2	47	191.3	147.7	44
(+) Restructuring and Reorganization expenses and others (3)	1.6	(9.8)	(0.6)	2	(12)	(7.7)	3.5	(11)
(+) Impairment of long-lived assets	(14.0)	—	9.5	(24)	24	(14.0)	14.4	(28)

Adjusted EBITDA(1)	116.5	102.9	35.9	81	22	380.1	95.6	284

Adjusted EBITDA Margin (%)(2)	59%	59%	45%	+14p.p.	+1p.p.	58%	35%	+23p.p.

(1)

Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation, depletion and amortization + Restructuring and Reorganization expenses + Impairment of long-lived assets + Other adjustments.

(2)	Change expressed as a difference in percentage points.

Adjusted EBITDA was 116.5 $MM in Q4 2021, a 224% increase compared to Q4 2020. Adjusted EBITDA was boosted by higher oil production amid flat lifting cost, as well as higher oil and gas realization prices. Adjusted EBITDA margin was 59%, improving 14 p.p. vis-à-vis Q4 2020.

Adjusted Net Income / Loss

Adjusted Net Income - in $MM	Q4-21	Q3-21	Q4-20	▲ y	▲ q	2021	2020	▲ y
Net Profit/Loss	35.6	4.7	(13.8)	49.4	30.8	50.7	(102.7)	153.4

Adjustments:
Deferred Income tax	21.0	6.0	(17.4)	38.4	15.0	39.7	(10.3)	50.0
Changes in the fair value of Warrants	(7.1)	7.9	0.1	(7.2)	(15.0)	2.2	(16.5)	18.7
Impairment of long-lived assets	(14.0)	0.0	9.5	(23.5)	(14.0)	(14.0)	14.4	(28.5)
Adjustments to Net Income/Loss	(0.1)	13.9	(7.8)	7.7	(14.1)	27.8	(12.4)	40.2

Adjusted Net Income/Loss	35.4	18.7	(21.6)	57.0	16.8	78.5	(115.1)	193.6

Adjusted EPS ($/share)	0.40	0.21	(0.25)	0.6	0.2	0.89	(1.32)	2.2

Adjusted Net Income (1) in Q4 2021 was 35.4 $MM, compared to an Adjusted net loss of 21.6 $MM in Q4 2020. The y-o-y change was primarily driven by higher Adjusted EBITDA (116.5 $MM in Q4 2021 compared to 35.9 $MM in Q4 2020), mainly offset by (a) Current income tax expense of 15.2 $MM in 4Q 2021 compared to 0.0 $MM in Q4 2020, (b) Depreciation, depletion and amortization for 46.9 $MM in 4Q 2021 compared to 44.9 $MM in Q4 2020, and (c) Financial results (net of changes in the fair value of the warrants) for a total loss of 17.4 $MM in 4Q 2021, compared to a loss 13.3 $MM in Q4 2020 (2).

Adjusted EPS (3) was 0.40 $/share in Q4 2021, compared to 0.21 $/share in Q3 2021 and an (0.25) $/share in Q4 2020.

(1)

The Company has defined Adjusted Net Income /loss as Net profit/loss plus Deferred Income Tax plus Changes in the fair value of the warrants plus Impairment of long-lived assets. Adjusted Net Income/loss adds back these three adjustments since they are non-cash items that do not reflect the fair net income generation of the company. Please refer to Annex “Historical Adjusted Net Income / Loss” for further historical information.

(2)	In Q4 2021, Financial results, net were (10.3) $MM, minus Changes in the fair value of Warrants of 7.1, result in (17.4) $MM.
(3)

Adjusted EPS (Earnings per share): Adjusted Net Income/Loss divided by weighted average number of ordinary shares. The weighted average number of ordinary shares for Q4 2021, Q3 2021, Q4 2020, 2020 and 2021 were 88,473,206, 88,418,735, 87,705,968, 87,473,056 and 88,242,621, respectively.

Capex

Capex during Q4 2021 was 97.3 $MM. The Company invested 58.0 $MM in drilling and completion of Vaca Muerta wells, 8.2 $MM in drilling, completion and workover of wells in conventional assets, 20.7 $MM in development facilities, and 10.5 $MM in G&G studies, IT projects and other infrastructure.

Financial overview

During Q4 2021, Vista maintained a solid balance sheet, with a cash position at the end of the quarter of 315.0 $MM. Cash flow generated by operating activities was 138.8 $MM, a 414% increase y-o-y. In addition, cash flow used in investing activities was 76.0 $MM, with capex at 97.3 $MM, as detailed above. This resulted in a positive free cash flow of 62.8 $MM for the quarter.

In Q4 2021, cash flow used in financing activities (1) totaled 13.5 $MM, mainly driven by interest payments of 3.8 $MM and debt repayments of 1.6 $MM.

Gross debt totaled 611.0 $MM as of quarter end, resulting in a net debt of 296.0 $MM. At the end of Q4 2021, Net leverage ratio decreased to 0.8x Adj. EBTIDA from 3.5x Adj. EBITDA at the end of Q4 2020. The average debt duration increased to 2.5 years at the end of Q4 2021 from 1.5 years at the end of Q4 2020. The average cost of debt decreased to 5.8% at year-end 2021 from 6.9% at year-end 2020.

(1)

Cash flow generated by financing activities is the sum of: (i) cash flow generated by financing activities for (8.1) $MM; (ii) effects of exchange rate changes on the balance of cash held in foreign currencies for (4.9) $MM; and (iii) the variation in Government bonds for (0.5) $MM

Outstanding bonds

Instrument	Issuer	Issue date	Maturity	Gross proceeds ($MM)	Type	Interest rate (%)	Currency	Market

ON class II	Vista Oil & Gas Argentina S.A.U.	08/07/19	08/07/22	50	Bullet at maturity	8.50%	USD	BCBA Argentina
ON class III	Vista Oil & Gas Argentina S.A.U.	02/21/20	02/21/24	50	Bullet at maturity	3.50%	USD	BCBA Argentina
ON class IV	Vista Oil & Gas Argentina S.A.U.	08/07/20	02/07/22	10	Bullet at maturity	BADLAR + 1.37%	ARS	BCBA Argentina
ON class V (1)	Vista Oil & Gas Argentina S.A.U.	08/07/20	08/07/23	30	Bullet at maturity	Zero coupon	ARS in USD-linked	BCBA Argentina
ON class VI	Vista Oil & Gas Argentina S.A.U.	12/04/20	12/04/24	10	Bullet at maturity	3.24%	ARS in USD-linked	BCBA Argentina
ON class VII	Vista Oil & Gas Argentina S.A.U.	03/10/21	03/10/24	42.4	Bullet at maturity	4.25%	ARS in USD-linked	BCBA Argentina
ON class VIII (2)	Vista Oil & Gas Argentina S.A.U.	03/10/21	09/10/24	33.5	Bullet at maturity	2.73%	ARS	BCBA Argentina
ON class IX	Vista Oil & Gas Argentina S.A.U.	06/18/21	06/18/23	38.8	Bullet at maturity	4.00%	ARS in USD-linked	BCBA Argentina
ON class X (3)	Vista Oil & Gas Argentina S.A.U.	06/18/21	03/18/25	32.6	Bullet at maturity	4.00%	ARS	BCBA Argentina
ON class XI	Vista Oil & Gas Argentina S.A.U.	08/27/21	08/27/25	9.2	Bullet at maturity	3.48%	ARS in USD-linked	BCBA Argentina
ON class XII	Vista Oil & Gas Argentina S.A.U.	08/27/21	08/27/31	100.8	Amortizing (4)	5.85%	ARS in USD-linked	BCBA Argentina

(1)	20 $MM were issued on August 7, 2020, at a price of $ 1.0000, while the remaining 10 $MM were issued on December 4, 2020, at a price of $ 0.9685
(2)

7.2 $MM were issued on March 10, 2021, equivalent to 9,323,430 UVA at a price of 1.0000 Argentine Pesos per UVA, and 26.3 $MM were issued on March 26, 2021, equivalent to 33,966,570 UVA at a price of 0.9923 Argentine Pesos per UVA

(3)	32.6 $MM were issued on June 18, 2021, equivalent to 39,093,997 UVA at a price of 1.0000 Argentine Pesos per UVA
(4)	Series XII to be repaid in 15 semi-annual installments, with a 3-year grace period.

Environmental, Social and Governance (ESG)

During 2021, Vista reinforced its commitment to sustainability. The main highlights in the Environmental, Social and Governance fronts are summarized below:

Environmental

•	Finished baseline study with GHG actuals for 2019 and 2020, which constitute the baseline against which the Company will measure emissions reductions.

•

Currently implementing selected projects prioritized by the Company’s carbon abatement cost curve, leading to reduced GHG emissions by 14% y-o-y, with investment in carbon reduction projects more than offsetting the impact of production increase.

•	Reduced GHG emissions intensity by 39% y-o-y, to 24.1 kgCo2e/boe.

•	Plan in place to reduce emissions in operations by 35% thru 2026.

•	Kicked off projects from NBS portfolio to offset remaining CO2 emissions, with the implementation of forest and soil carbon sequestration.

•	Established ambition to become net zero in scope 1 and 2 GHG emissions by 2026.

Social

•	Recorded TRIR of 0.29, well above Tier-1 international O&G standards.

•

Solid progress in gender program, which comprehensively addresses multiple fronts such as hiring, mentoring and advancement, training and awareness, and new policies focusing on diversity, equity and inclusion. During 2021, 60% of new hires were women.

•	Continued investment in social infrastructure in Cartiel: completed first phase of 8km bicycle lane, assigned company premises for children’s sports activities and sponsored local table-tennis player.

•

Made good progress in strengthening the local supply chain. In 2021, the total value of local purchases was 78 $MM, reflecting a 56% increase y-o-y. The share of local suppliers increased to 21% of total purchases.

•	Assigned Company premises to be used as a vaccination center during the Covid-19 pandemic.

Governance

•	Published inaugural 2020 Sustainability report, aligned with GRI and SASB reporting standards.

•	Established internal carbon price of 50 $/tn CO2e in order to reflect the cost of emissions in strategic planning and capital allocation.

•	Strengthened governance by issuing policies related to human rights, conflict of interest, diversity, equity & inclusion and anti-corruption, and trained staff to improve awareness.

Vista Oil & Gas S.A.B. de C.V.

Historical operational data

Average daily production by concession, totals and by product

	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	2021	2020
Total production by field (boe/d)	41,064	40,267	39,888	34,067	30,648	38,845	26,594

Entre Lomas	5,214	5,839	5,014	4,846	5,224	5,231	5,984
Bajada del Palo Este	967	897	876	885	896	907	971
Bajada del Palo Oeste (conventional)	2,115	2,610	2,244	2,546	3,135	2,378	3,698
Bajada del Palo Oeste (shale)	25,262	24,103	24,662	18,794	14,488	23,225	8,385
Agua Amarga (Jarilla Quemada, Charco del Palenque)	458	439	458	486	488	460	483
25 de Mayo-Medanito	2,540	2,599	2,769	2,591	2,460	2,624	2,720
Jagüel de los Machos	3,151	3,065	3,098	3,144	3,123	3,114	3,415
Coirón Amargo Norte	232	271	288	265	282	264	294
Águila Mora (shale)	0	0	0.0	0	0	0	49
Acambuco	151	152	157	163	174	156	176
Coirón Amargo Sur Oeste (shale) (1)	0	0	0	72	76	18	94
Aguada Federal (shale)	436	0				110
CS-01	538	269	155	100	127	266	149
A-10	0	17	151	168	174	84	168
TM-01	0	5	17	6	0	7	8

Crude oil production by field (boe/d)(2)	32,436	30,954	31,539	26,436	23,056	30,359	18,324

Entre Lomas	3,448	3,605	3,361	3,315	3,434	3,433	3,651
Bajada del Palo Este	437	429	419	385	369	418	434
Bajada del Palo Oeste (conventional)	620	579	642	672	866	628	913
Bajada del Palo Oeste (shale)	21,756	20,890	21,553	16,613	13,022	20,219	7,435
Agua Amarga (Jarilla Quemada, Charco del Palenque)	243	228	254	249	230	243	193
25 de Mayo-Medanito	2,372	2,345	2,492	2,432	2,308	2,410	2,563
Jagüel de los Machos	2,400	2,328	2,346	2,318	2,344	2,348	2,567
Coirón Amargo Norte	231	268	283	261	266	261	258
Águila Mora (shale)	0	0.0	0	0	0	0	49
Acambuco	17	17	18	22	23	19	23
Coirón Amargo Sur Oeste (shale) (1)	0	0	0	67	70	16	84
Aguada Federal (shale)	391	0				99
CS-01	523	260	153	98	124	259	124
A-10	0	0	0	0	0	0	0
TM-01	0	5	17	6	0	7	0

Natural Gas production by field (boe/d)(3)	8,103	8,793	7,930	7,196	7,073	8,010	7,681

Entre Lomas	1,313	1,766	1,288	1,166	1,345	1,385	1,805
Bajada del Palo Este	471	424	412	442	468	438	488
Bajada del Palo Oeste (conventional)	1,496	2,031	1,601	1,874	2,269	1,750	2,786
Bajada del Palo Oeste (shale)	3,506	3,213	3,109	2,181	1,466	3,007	949
Agua Amarga (Jarilla Quemada, Charco del Palenque)	203	204	194	225	245	207	278
25 de Mayo-Medanito	168	254	277	159	151	215	156
Jagüel de los Machos	751	737	752	826	779	766	849
Coirón Amargo Norte	1	3	4	4	16	3	36
Águila Mora (shale)	0	0	0	0	0	0	0
Acambuco	134	135	140	141	151	137	153

Coirón Amargo Sur Oeste (shale) (1)	0	0	0	6	6	1	10
Aguada Federal (shale)	45	0				11
CS-01	15	9	3	2	3	7	3
A-10	0	17	151	168	174	84	174
TM-01	0	0	0	0	0	0	0

NGL production by field (boe/d)	524	519	419	435	518	475	589

Entre Lomas	454	467	365	366	445	413	528
Bajada del Palo Este	59	45	45	57	60	51	49
Bajada del Palo Oeste (conventional)	0	0	0	0	0	0	0
Bajada del Palo Oeste (shale)	0	0	0	0	0	0	0
Agua Amarga (Jarilla Quemada, Charco del Palenque)	12	7	9	12	13	10	12

Notes:

(1)	Acambuco includes condensate.
(2)	Excludes natural gas consumption, flared or reinjected natural gas.

Oil and Gas concessions	WI (%)	Operated / Non-Operated	Target	Basin	Country
Entre Lomas Neuquén	100%	Operated	Conventional	Neuquina	Argentina
Entre Lomas Río Negro	100%	Operated	Conventional	Neuquina	Argentina
Bajada del Palo Oeste	100%	Operated	Shale / Conventional	Neuquina	Argentina
Bajada del Palo Este	100%	Operated	Shale / Conventional	Neuquina	Argentina
Agua Amarga	100%	Operated	Conventional	Neuquina	Argentina
25 de Mayo-Medanito	100%	Operated	Conventional	Neuquina	Argentina
Jagüel de los Machos	100%	Operated	Conventional	Neuquina	Argentina
Coirón Amargo Norte	84.6%	Operated	Conventional	Neuquina	Argentina
Águila Mora	90%	Operated	Shale	Neuquina	Argentina
Aguada Federal	100%	Operated	Shale	Neuquina	Argentina
Bandurria Norte	100%	Operated	Shale	Neuquina	Argentina
Acambuco	1.5%	Non-operated	Conventional	Noroeste	Argentina
CS-01	100%	Operated	Conventional	Del Sureste	México

Vista Oil & Gas S.A.B. de C.V.

Vaca Muerta operational data

Shale oil wells detail

Bajada del Palo Oeste

Well name	Pad number	Landing zone	Lateral length (mts)	Total frac stages
2013	#1	Organic	2,483	33
2014	#1	La Cocina	2,633	35
2015	#1	Organic	2,558	34
2016	#1	La Cocina	2,483	34
2029	#2	Organic	2,189	37
2030	#2	La Cocina	2,248	38
2032	#2	Organic	2,047	35
2033	#2	La Cocina	1,984	33
2061	#3	La Cocina	2,723	46
2062	#3	Organic	2,624	44
2063	#3	La Cocina	3,025	51
2064	#3	Organic	1,427	36
2025	#4	Lower Carbonate	2,186	26
2026	#4	La Cocina	2,177	44
2027	#4	Lower Carbonate	2,551	31
2028	#4	La Cocina	2,554	51
2501	#5	La Cocina	2,538	52
2502	#5	Organic	2,436	50
2503	#5	La Cocina	2,468	50
2504	#5	Organic	2,332	44
2391	#6	La Cocina	2,715	56
2392	#6	Organic	2,804	54
2393	#6	La Cocina	2,732	56
2394	#6	Organic	2,739	57
2261	#7	La Cocina	2,710	46
2262	#7	Organic	2,581	45
2263	#7	La Cocina	2,609	45
2264	#7	Organic	2,604	46
2211	#8	Organic	2,596	53
2212	#8	La Cocina	2,576	53
2213	#8	Organic	2,608	54
2214	#8	La Cocina	2,662	54
2351	#9	La Cocina	3,115	63
2352	#9	Organic	3,218	62
2353	#9	La Cocina	3,171	61
2354	#9	Organic	2,808	56
2441	#10	La Cocina	3,094	63
2442	#10	Organic	2,883	50
2443	#10	La Cocina	2,816	57
2444	#10	Organic	2,625	45

Aguada Federal

Well name	Landing zone	Lateral length (mts)	Total frac stages
WIN.Nq.AF-3(h)	Lower Orgánico/ Regresivo	1,000	10
WIN.Nq.AF-4(h)	Upper Carbonate	1,000	10
WIN.Nq.AF-5(h)	La Cocina	2,500	35
WIN.Nq.AF-6(h)	La Cocina/Regresivo	2,500	35
WIN.Nq.AF-7(h)	Upper Carbonate	1,028	10
WIN.Nq.AF-9(h)	Upper Carbonate	1,000	10

Bandurria Norte

Well name	Landing zone	Lateral length (mts)	Total frac stages

WIN.Nq.BN-3(h)	Lower Orgánico/ Regresivo	1,000	10
WIN.Nq.BN-2(h)	Upper Carbonate	1,000	10
WIN.Nq.BN-1(h)	La Cocina	2,500	35
YPF.Nq.LCav.x-11(h)	La Cocina/Regresivo	2,500	35

Vista Oil & Gas S.A.B. de C.V.

Key results

(Amounts expressed in thousand U.S. dollars)

Key Results - in $M	Q4-21	Q3-21	Q2-21	Q1-21	Q4-20	2021	2020
Total Revenues	196,004	175,005	165,277	115,901	79,536	652,187	273,938
Oil	182,088	153,908	149,862	107,202	72,461	593,060	236,596
Natural Gas	12,244	19,687	14,486	7,884	6,213	54,301	33,575
NGL and others	1,672	1,410	929	815	862	4,826	3,767

Cost of Sales	(104,417)	(97,845)	(97,464)	(85,856)	(73,952)	(385,582)	(271,505)

Operating expenses	(30,311)	(27,204)	(26,468)	(23,140)	(22,589)	(107,123)	(88,018)
Stock fluctuation	(1,362)	1,797	1,760	(3,100)	5,529	(905)	3,095
Depreciation, depletion and amortization	(46,886)	(48,681)	(51,016)	(44,730)	(44,883)	(191,313)	(147,674)
Royalties	(25,858)	(23,757)	(21,740)	(14,886)	(12,009)	(86,241)	(38,908)

Gross profit	91,587	77,160	67,813	30,045	5,584	266,605	2,433

Selling expenses	(11,865)	(12,481)	(10,990)	(7,412)	(6,137)	(42,748)	(24,023)
General and administrative expenses	(14,764)	(11,173)	(11,070)	(8,851)	(7,259)	(45,858)	(33,918)
Exploration expenses	(124)	(153)	(125)	(159)	(106)	(561)	(646)
Other operating income	5,477	11,294	5,865	649	342	23,285	5,573
Other operating expenses	(2,317)	(554)	(294)	(1,049)	(761)	(4,214)	(4,989)
Impairment of long-lived assets	14,044	—	—	—	(9,484)	14,044	(14,438)

Operating profit (loss)	82,038	64,093	51,199	13,223	(17,821)	210,553	(70,008)

Interest income	23	34	4	4	19	65	822
Interest expense	(9,330)	(12,173)	(11,759)	(17,398)	(14,224)	(50,660)	(47,923)
Other financial results	(1,013)	(11,931)	(7,036)	12,787	779	(7,194)	4,247

Financial results, net	(10,320)	(24,070)	(18,791)	(4,607)	(13,426)	(57,789)	(42,854)

Profit/(Loss) before income tax	71,718	40,023	32,408	8,616	(31,247)	152,764	(112,862)

Current income tax (expense)/benefit	(15,162)	(29,285)	(16,224)	(1,748)	25	(62,419)	(184)
Deferred income tax (expense)/benefit	(21,001)	(6,005)	(10,679)	(2,010)	17,410	(39,695)	10,297

Income tax (expense)/benefit	(36,163)	(35,290)	(26,903)	(3,758)	17,435	(102,114)	10,113

Profit/(loss) for the period, net	35,555	4,733	5,505	4,858	(13,812)	50,650	(102,749)

Adjusted EBITDA Reconciliation ($M)	Q4-21	Q3-21	Q2-21	Q1-21	Q4-20	2021	2020
Net (loss) / profit for the period	35,555	4,732	5,505	4,858	(13,812)	50,651	(102,749)

(+) Income tax	36,163	35,290	26,903	3,758	(17,435)	102,114	(10,113)
(+) Financial results, net	10,320	24,071	18,791	4,607	13,426	57,788	42,854

Operating profit (loss)	82,038	64,093	51,199	13,223	(17,821)	210,553	(70,008)

(+) Depreciation, depletion and amortization	46,886	48,681	51,016	44,730	44,883	191,313	147,674
(+) Restructuring and Reorganization expenses and others	1,619	(9,849)	128	387	(636)	(7,715)	3,503
(+) Impairment of long-lived assets	(14,044)	—	—	—	9,484	(14,044)	14,438

Adjusted EBITDA	116,497	102,925	102,343	58,340	35,910	380,105	95,607

Adjusted EBITDA Margin (%)	59%	59%	62%	50%	45%	58%	35%

	Q4-21	Q3-21	Q2-21	Q1-21	Q4-20	2021	2020
Excluding AF and BN (1)
Total lifting cost ($/boe)	7.5	7.3	7.3	7.5	8.0	7.4	9.0
Total lifting cost ($MM)	27.9	27.2	26.5	23.1	22.6	104.7	88.0
Including AF and BN
Total lifting cost ($/boe)	8.0	7.3	7.3	7.5	8.0	7.6	9.0
Total lifting cost ($MM)	30.3	27.2	26.5	23.1	22.6	107.1	88.0

(1)	Excludes 50% non-operated interest in Aguada Federal and Bandurria Norte

Vista Oil & Gas S.A.B. de C.V.

Historical Adjusted Net Income / Loss

(Amounts expressed in thousand U.S. dollars)

Adj. Net Income - in $MM	Q4-21	Q3-21	Q2-21	Q1-21	Q4-20	Q3-20	Q2-20	Q1-20	Q4-19	Q3-19	Q2-19	Q1-19	Q4-18	Q3-18	Q2-18
Net Profit/Loss	35,555	4,732	5,505	4,858	(13,812)	(28,402)	(39,203)	(21,332)	(44,249)	21,502	3,702	(13,678)	42,379	(27,887)	(40,876)
Adjustments:
(+) Deferred Income tax	21,001	6,005	10,679	2,010	(17,410)	(5,490)	8,032	4,571	14,324	(911)	(1,703)	2,636	(18,224)	14,915	15,291
(+) Changes in the fair value of Warrants	(7,096)	7,927	1,283	69	107	(1,765)	(4,071)	(10,769)	14,278	(33,145)	(4,057)	16,084	5,787	3,073
(+) Impairment of long-lived assets	(14,044)				9,484	4,954
Adjustments to Net Income/Loss	(139)	13,932	11,962	2,079	(7,819)	(2,301)	3,961	(6,198)	28,602	(34,056)	(5,760)	18,720	(12,437)	17,988	15,291

Adjusted Net Income/Loss	35,416	18,664	17,467	6,937	(21,631)	(30,703)	(35,242)	(27,530)	(15,647)	(12,554)	(2,058)	5,042	29,942	(9,899)	(25,585)

Vista Oil & Gas S.A.B. de C.V.

Historical Oil sales export volumes

(Amounts expressed in thousand barrels)

Oil sales volumes	Q4-21	Q3-21	Q2-21	Q1-21	Q4-20	Q3-20	Q2-20	Q1-20
Exports (Mbbl)	995.6	498.1	472.0	1088.7	300.4	1382.0	1108.2	—
Exports ($MM)	70.5	32.2	26.8	52.7	11.8	55.0	28.1	—

Vista Oil & Gas S.A.B. de C.V.

Consolidated Balance Sheet

(Amounts expressed in thousand U.S. dollars)

	As of December 31, 2021	As of December 31, 2020
Property, plant and equipment	1,223,982	1,002,258
Goodwill	28,416	28,484
Other intangible assets	3,878	21,081
Right-of-use assets	26,454	22,578
Investments in associates	2,977	0
Trade and other receivables	20,210	29,810
Deferred income tax assets	2,771	565
Total noncurrent assets	1,308,688	1,104,776
Inventories	13,961	13,870
Trade and other receivables	46,096	51,019
Cash, bank balances and other short-term investments	315,013	202,947
Total current assets	375,070	267,836

Total assets	1,683,758	1372612

Deferred income tax liabilities	175,420	135,567
Lease liabilities	19,408	17,498
Provisions	29,657	23,909
Borrowings	447,751	349,559
Warrants	2,544	362
Employee benefits	7,822	3,461
Trade and other payables	50,159	0
Total noncurrent liabilities	732,761	530,356
Provisions	2,880	2,084
Lease liabilities	7,666	6,183
Borrowings	163,222	190,227
Salaries and payroll taxes	17,491	11,508
Income tax liability	44,625	0
Other taxes and royalties	11,372	5,117
Trade and other payables	138,482	118,619
Total current liabilities	385,738	333,738

Total liabilities	1,118,499	864094

Total Equity	565,259	508518

Total equity and liabilities	1,683,758	1372612

Vista Oil & Gas S.A.B. de C.V.

Consolidated Income Statement

(Amounts expressed in thousand U.S. dollars)

	For the period from October 1st to December 31, 2021	For the period from October 1st to December 31, 2020	For the year 2021	For the year 2020
Revenue from contracts with customers	196,004	79,536	652,187	273,938
Revenues from crude oil sales	182,088	72,461	593,060	236,596
Revenues from natural gas sales	12,244	6,213	54,301	33,575
Revenues from LPG sales	1,672	862	4,826	3,767
Cost of sales	(104,417)	(73,952)	(385,582)	(271,505)
Operating costs	(30,311)	(22,589)	(107,123)	(88,018)
Crude oil stock fluctuation	(1,362)	5,529	(905)	3,095
Depreciation, depletion and amortization	(46,886)	(44,883)	(191,313)	(147,674)
Royalties	(25,858)	(12,009)	(86,241)	(38,908)

Gross profit	91,587	5,584	266,605	2,433

Selling expenses	(11,865)	(6,137)	(42,748)	(24,023)
General and administrative expenses	(14,764)	(7,259)	(45,858)	(33,918)
Exploration expenses	(124)	(106)	(561)	(646)
Other operating income	5,477	342	23,285	5,573
Other operating expenses	(2,317)	(761)	(4,214)	(4,989)
Reversal / (Impairment) of long- lived assets	14,044	(9,484)	14,044	(14,438)

Operating profit / (loss)	82,038	(17,821)	210,553	(70,008)

Interest income	23	19	65	822
Interest expense	(9,330)	(14,224)	(50,660)	(47,923)
Other financial results	(1,013)	779	(7,194)	4,247

Financial results, net	(10,320)	(13,426)	(57,789)	(42,854)

Profit / (Loss) before income tax	71,718	(31,247)	152,764	(112,862)

Current income tax (expense) / benefit	(15,162)	25	(62,419)	(184)
Deferred income tax (expense) / benefit	(21,001)	17,410	(39,695)	10,297

Income tax (expense) / benefit	(36,163)	17,435	(102,114)	10,113

Profit / (loss) for the period / year, net	35,555	(13,812)	50,650	(102,749)

Other comprehensive income	(951)	11	(2,465)	346

Total comprehensive profit / (loss) for the period / year	34,604	(13,801)	48,185	(102,403)

Vista Oil & Gas S.A.B. de C.V.

Consolidated Statement of Cash Flows

(Amounts expressed in thousand U.S. dollars)

	For the period from October 1st to December 31, 2021	For the period from October 1st to December 31, 2020	For the year 2021	For the year 2020
Cash flows from operating activities
Profit / (loss) for the period / year, net	35,555	(13,812)	50,650	(102,749)
Adjustments to reconcile net cash flows
Items related to operating activities:
Allowance / (Reversal) of the expected credit loss	406	—	406	(22)
Net changes in foreign exchange rate	(3,587)	(4,146)	(14,328)	(3,068)
Discount for well plugging and abandonment	738	621	2,546	2,584
Net increase in provisions	698	14	1,930	103
Interest expense on lease liabilities	324	533	1,079	1,641
Discount of assets and liabilities at present value	4,958	1,406	2,300	3,432
Share-based payments	2,494	2,751	10,592	10,494
Employee benefits	84	46	247	250
Income tax expense / (benefit)	36,163	(17,435)	102,114	(10,113)
Items related to investing activities:
Depreciation and depletion	46,076	44,142	187,858	145,106
Amortization of intangible assets	810	741	3,455	2,568
(Reversal) / Impairment of long-lived assets	(14,044)	9,484	(14,044)	14,438
Interest income	(23)	(19)	(65)	(822)
Gain from farmout agreement	(4,525)	—	(9,050)	—
Changes in the fair value of financial assets	1,198	475	(5,061)	645
Gain from assets disposal	—	—	(9,999)	—
Bargain purchase on business combination	—	(1,383)	—	(1,383)
Items related to financing activities:
Interest expense	9,330	14,224	50,660	47,923
Changes in the fair value of Warrants	(7,096)	107	2,182	(16,498)
Amortized cost	630	838	4,164	2,811
Impairment of financial assets	—	—	—	4,839
Remeasurements in borrowing	7,144	—	19,163	—
Changes in working capital:
Trade and other receivables	18,708	(13,328)	7,472	3,915
Inventories	1,360	(5,197)	908	(2,861)
Trade and other payables	(2,528)	6,326	16,209	2,397
Payments of employee benefits	(64)	(206)	(399)	(798)
Salaries and payroll taxes	4,480	2,309	3,929	(2,570)
Other taxes and royalties	1,926	(312)	(7,311)	(2,080)
Provisions	(1,501)	(622)	(1,918)	(1,672)
Income tax payment	(866)	(544)	(4,296)	(4,731)

Net cash flows provided by operating activities	138,848	27,013	401,393	93,779

Cash flows from investing activities:
Payments for acquisitions of property, plant and equipment	(79,656)	(54,914)	(321,286)	(153,257)

Payments for acquisitions of other intangible assets	(502)	(957)	(1,611)	(3,664)
Payments for acquisitions of interests in associates	(900)	—	(2,977)	—
Payments received from assets disposal	—	—	14,150	—
Cash from the acquisition of AFBN assets	—	—	6,203	—
Payments received from farmout agreement	5,000	—	10,000	—
Interest received	23	19	65	822

Net cash flows (used in) investing activities	(76,035)	(55,852)	(295,456)	(156,099)

Cash flows from financing activities:
Proceeds from borrowing	—	27,763	358,093	201,728
Payment of borrowing’s costs	—	(187)	(3,326)	(2,259)
Payment of borrowing’s principal	(1,593)	(8,389)	(284,695)	(98,761)
Payment of borrowing’s interests	(3,748)	(8,100)	(54,636)	(43,756)
Payment of lease	(2,788)	(2,261)	(8,911)	(9,067)
Payment of other financial liabilities, net of restricted cash and cash equivalents	—	—	—	(16,993)

Net cash flow (used in) provided by financing activities	(8,129)	8,826	6,525	30,892

	For the period from October 1st to December 31, 2021	For the period from October 1st to December 31, 2020	For the year 2021	For the year 2020
Net increase / (decrease) in cash and cash equivalents	54,684	(20,013)	112,462	(31,428)

Cash and cash equivalents at beginning of period / year	261,424	222,365	201,314	234,230
Effect of exposure to changes in the foreign currency rate of cash and cash equivalents	(4,891)	(1,038)	(2,559)	(1,488)
Net increase / (decrease) in cash and cash equivalents	54,684	(20,013)	112,462	(31,428)

Cash and cash equivalents at end of period / year	311,217	201,314	311,217	201,314

Glossary, currency and definitions:

•

Note: Amounts are expressed in U.S. dollars, unless otherwise stated, and in accordance with International Financial Reporting Standards (IFRS). All the amounts are unaudited. Amounts may not match with totals due to rounding up

•	Conversion metrics

•	1 cubic meter of oil = 6.2898 barrels of oil

•	1,000 cubic meters of gas = 6.2898 barrels of oil equivalent

•	▲ q/q: Represents the percentage variation quarter on quarter

•	▲ y/y: Represents the percentage variation year on year

•	▲ q: Represents the variation in million USD Dollars quarter on quarter

•	▲ y: Represents the variation in million USD Dollars year on year

•	$MM: Million US Dollars

•	$M: Thousand US Dollars

•	$/bbl: US Dollars per barrel of oil

•	$/boe: US Dollars per barrel of oil equivalent

•	$/MMBTU: US Dollars per million British thermal unit

•	$/ton: US Dollars per metric ton

•

Adj. EBITDA / Adjusted EBITDA: Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation, depletion and amortization + Restructuring and Reorganization expenses + Impairment of long-lived assets + Other adjustments

•	Adjusted EBITDA margin: Adjusted EBITDA divided by total revenues

•	Adjusted EPS (Earnings per share): Adjusted Net Income/Loss divided by weighted average number of ordinary shares

•	Adjusted Net Income/Loss: Net profit /loss for the period + Deferred Income Tax + Changes in the fair value of the warrants + Impairment of long-lived assets

•	boe: barrels of oil equivalent (see conversion metrics above)

•	boe/d: Barrels of oil equivalent per day

•	bbl/d: Barrels of oil per day

•	CNG: Compressed natural gas

•	CO2e: Carbon dioxide equivalent

•	FY 2021: Full year 2021

•	ESG: Environmental, Social and Governance

•	GHG: Greenhouse gases

•	Free cash flow is calculated as Operating activities cash flow plus Investing activities cash flow

•	Mts: meters

•

Lifting cost: Includes production, transportation, treatment and field support services; excludes crude stock fluctuations, depreciation, depletion and amortization, royalties, direct taxes, commercial, exploration and G&A costs.

•	MMboe: Million barrels of oil equivalent

•	MMm3/d: Million cubic meters per day

•

Plan Gas: refers to the regulation set forth by Resolution No. 391/2020 whereby Vista was allocated 0.86 MMm3/d volume over a total of 67.4 MMm3/d at an average annual price of 3.29 $/MMBTU for a four-year term as of January 1, 2021

•

Proved reserves: the information included regarding estimated quantities of proved reserves is derived from estimates of the proved reserves as of December 31, 2021. The proved reserves estimates are derived from the report dated January 28, 2022 prepared by DeGolyer and MacNaughton (“D&M”), for Vista’s concessions located in Argentina, and the report dated February 8, 2022 prepared by Netherland, Sewell International, S. de R.L. de C.V. (“NSI”) for Vista’s concessions located in Mexico. D&M and NSI are independent reserves engineering consultants. The 2021 Reserves Report prepared by D&M is based on information provided by Vista and presents an appraisal as of December 31, 2021 of oil and gas reserves located in the Entre Lomas Río Negro, Entre Lomas Neuquén, Bajada del Palo Oeste, Bajada del Palo Este, Charcho del Palenque, Jarilla Quemada, Coirón Amargo Norte, Acambuco, Jagüel de los Machos, 25 de Mayo-Medanito, Aguada Federal and Bandurria Norte blocks in Argentina. The 2020 Reserves Report prepared by NSI is based on information provided by Vista and presents an appraisal as of December 31, 2021 of oil and gas reserves located in the CS-01 block in Mexico.

•	Reserves life ratio: calculated as the proved reserves divided by the annual production

•	Reserves replacement ratio: calculated as the proved reserves additions divided by the annual production

•	TED: Total effective days – days in which shale oil wells were producing

•	TRIR: Total Recordable Incident Rate

•	Q#: Q followed by 1, 2, 3 or 4 represents the corresponding quarter of a certain year

•	q-o-q: Quarter on quarter

•	UVA: Acquisitive value units

•	y-o-y: Year on year

DISCLAIMER

Additional information about Vista Oil & Gas, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the “Company” or “Vista”) can be found in the “Investors” section on the website at www.vistaenergy.com.

This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission (“SEC”), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission (“CNBV”) or an exemption from such registrations.

This presentation does not contain all the Company’s financial information. As a result, investors should read this presentation in conjunction with the Company’s consolidated financial statements and other financial information available on the Company’s website. All the amounts contained herein are unaudited.

Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding.

This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this document has been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, “Affiliates”), members, directors, officers or employees or any other person (the “Related Parties”) as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith.

This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

This presentation includes “forward-looking statements” concerning the future. The words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. Projections related to production results as well as costs estimations are based on information as of the date of this presentation and reflect numerous assumptions including assumptions with respect to type curves for new well designs and certain frac spacing expectations, all of which are difficult to predict and many of which are beyond our control and remain subject to several risks and uncertainties. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances or other estimations of future results, performance or achievements. We have not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed under the Exchange Act. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; uncertainties relating to the effects of the Covid-19 outbreak; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; increased market competition in the energy sectors in Argentina and Mexico; and potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions.

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista’s business can be found in Vista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx).

You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute and should not be construed as investment advice.

Other Information

Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaenergy.com. From time to time, Vista may use its website as a channel of distribution of material information.

Accordingly, investors should monitor Vista’s Investor Relations website, in addition to following Vista’s press releases, SEC filings, public conference calls and webcasts.

INVESTORS CONTACT:

ir@vistaenergy.com

Phone in Argentina: +54.11.3754.8500

Phone in Mexico: +52.55.4166.9000